EXHIBIT 99.1

HEXO Corp announces filing of annual report on form 40-F

GATINEAU, Quebec, Nov. 05, 2019 (GLOBE NEWSWIRE) -- HEXO Corp. (TSX: HEXO; NYSE: HEXO) (“HEXO” or the “Company”) announces that on October 29, 2019, it filed its annual report for the fiscal year ended July 31, 2019 on Form 40-F (as amended, including through the Form 40-F/A filed on October 31, 2019, the “2019 Annual Report”) with the U.S. Securities and Exchange Commission (the “SEC”).

The 2019 Annual Report contains HEXO’s 2019 annual information form and its audited financial statements and management's discussion and analysis for the fiscal year ended July 31, 2019.

The 2019 Annual Report is available in the Investors section of HEXO’s website and on the SEC’s EDGAR website.

HEXO shareholders may receive a free hard copy of the 2019 Annual Report or audited financial statements by contacting HEXO’s transfer agent, TSX Trust Company, by telephone at 1-866-600-5869 or e-mail at TMXEInvestorServices@tmx.com.

About HEXO Corp

HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. Through its hub and spoke business strategy, HEXO Corp is partnering with Fortune 500 companies, bringing its brand value, cannabinoid isolation technology, licensed infrastructure and regulatory expertise to established companies, leveraging their distribution networks and capacity. As one of the largest licensed cannabis companies in Canada, HEXO Corp operates facilities in Ontario and Quebec. The Company is also expanding internationally and has a foothold in Greece to establish a Eurozone processing, production and distribution centre. The Company serves the Canadian adult-use markets under its HEXO Cannabis and Up Cannabis brands, and the medical market under HEXO medical cannabis. For more information please visit hexocorp.com.

Investor Relations:
Jennifer Smith
1-866-438-8429
invest@HEXO.com
www.hexocorp.com

Media Relations:
(819) 317-0526
media@hexo.com